EXHIBIT 1

YEAR 2013 / 4th QUARTER

RESULTS OF OPERATIONS

OF GLOBAL SOURCES LTD.

The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements.

Overview

We are a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media. We provide sourcing information to volume buyers and integrated marketing services to suppliers. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 40 years we have been in the same primary business of helping buyers worldwide find products and suppliers in Asia.

Our key business objective is to be the preferred provider of content, services and integrated marketing solutions that enable our customers to achieve a competitive advantage.

We believe we offer the most extensive range of media and export marketing services in the industries we serve through our three primary channels – online marketplaces, magazines and trade shows.

We were originally incorporated under the laws of Hong Kong in 1970. In 1971, we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Realizing the importance of the Internet, we became one of the first providers of business-to-business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.

In April 2000, we completed a share exchange with a publicly-traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd.

Business Strategy

Our primary target market is comprised of professional small, medium and large-sized buyers and suppliers. Moreover, our focus is on verified suppliers and verified buyers. Our business strategy is to serve our markets with online, print and trade show media that address our customers’ needs at all stages of the buying process.

The Global Sources growth strategy is built around the following four key foundations: further penetration of the market for our export promotion media; new product and market development; expansion into China’s domestic B2B market; and acquisitions, joint-ventures and alliances.

•	Market penetration. Our existing markets offer significant opportunities for further growth. Our objective is to grow our total number of customers and grow the overall level of suppliers’ usage of one or more of the media within our unique, multi-channel solution.

•	New product and market development. Our plans include increasingly specialized online marketplaces, magazines and trade shows – entries into new geographies as well as entirely new media formats. Some of these initiatives are to augment our core export offering, while others are targeted at China’s domestic B2B market.

•	Expansion in China’s domestic B2B market. We now have more than a dozen individual media properties serving this market including digital and print magazines, online sites and trade shows.

•	Acquisitions, joint ventures and/or alliances. We intend to support our strategy by looking for acquisitions and/or alliances that will enhance growth and accelerate achievement of our goals. We plan to seek complementary businesses, technologies and products that will help us maintain or achieve market leading positions in particular niche markets.

Revenue

We derive revenue from two principal sources:

Online and other media services; and Exhibitions, trade shows and seminars.

Online and other media services consists of following two primary revenue streams:

Online Services — Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees and the digital magazines we launched in July 2010.

Other Media Services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications and sourcing research reports. We recognize revenue from our Online and Other Media Services ratably over the period in which the advertisement is displayed.

Exhibitions – trade shows and seminars — Our China Sourcing Fairs offer international buyers direct access to manufacturers in China and elsewhere in Asia. The first China Sourcing Fair was held in the fourth quarter of 2003. Subsequently, we launched China Sourcing Fairs events in Hong Kong, Dubai, Mumbai, India, Johannesburg, South Africa, Miami, USA, Sao Paulo, Brazil and held several China Sourcing Fairs events from 2004 to 2012. We host domestic trade shows in China under our Global Sourcing Fairs brand. We also host our International IC China Conferences and Exhibitions in Shenzhen, China each year and host the China International Optoelectronic Expo as well as FashionSZshow (formerly known as China (Shenzhen) International Brand Clothing & Accessories Fair) in Shenzhen, China in the third quarter of each year. In 2013, we moved our events in India from Mumbai to New Delhi.

We derive revenue primarily from rental of exhibit space, and also from advertising and sponsorship fees in show guides and other locations in and around our event venues. We recognize exhibitor services revenue at the completion of the related events. Our major China Sourcing Fairs in Hong Kong are scheduled to be held in the second quarter and fourth quarter of each financial year. As a result, second and fourth quarter revenues are expected to be higher than the first and third quarter revenue.

Consolidated Results

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$25,036	$32,353	$104,629	$136,101
Exhibitions	33,237	32,716	85,636	88,782
Miscellaneous	1,791	1,873	7,257	6,857
	60,064	66,942	197,522	231,740
Operating Expenses:
Sales	20,540	23,102	61,958	80,354
Event production	9,322	9,716	24,403	26,250
Community and content	7,079	8,628	27,481	32,696
General and administrative	16,126	12,056	50,272	44,281
Information and technology	3,090	3,223	12,729	13,188
Total Operating Expenses	56,157	56,725	176,843	196,769
Profit on sale of property	-	-	15,410	-
Profit from Operations	$3,907	$10,217	$36,089	$34,971
Net profit attributable to the Company’s shareholders	$4,984	$11,177	$32,735	$32,206
Diluted net profit per share attributable to the Company’s shareholders	$0.14	$0.31	$0.91	$0.90
Shares used in diluted net profit per share calculations	36,196,122	35,870,511	36,068,326	35,742,495

Note: 1. Online and other media services consists of:

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)
Online services	$21,712	$28,114	$91,422	$119,011
Print services	3,324	4,239	13,207	17,090
	$25,036	$32,353	$104,629	$136,101

The following table represents our revenue by geographical areas:

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)

China	$49,318	$54,841	$163,107	$189,648
Rest of Asia	9,582	10,546	29,891	35,603
United States	1,017	1,406	4,031	5,706
Europe	124	54	365	531
Others	23	95	128	252
Total revenue	$60,064	$66,942	$197,522	$231,740

Revenue

Our total revenue declined by 10% to $60.1 million during the three months ended December 31, 2013 from $66.9 million during the three months ended December 31, 2012.A weakened China export market resulting from the global economic downturn coupled with various types of products and services launched by our competitors contributed to a reduced revenue yield from our customers, which impacted our fourth quarter revenues negatively. Moreover, with the introduction of Value Added Tax (“VAT”) in China in 2012 in a phased manner, starting with the Shanghai region in the first quarter of 2012 and gradually in all major regions across the country in the second half of 2012, we absorb the VAT and present our revenue net of VAT, which reduced our revenue in the fourth quarter of 2013 as we absorbed more VAT in the current quarter compared to the fourth quarter of 2012. China accounted for 82% of total revenue during the three months ended December 31, 2013 as well as during the three months ended December 31, 2012. Our Online and Other Media Services revenue declined by 23% from $32.4 million during the three months ended December 31, 2012 to $25.0 million during the three months ended December 31, 2013, resulting mainly from a 23% decline in our Online and Other Media Services revenue in our China market. Our China market represented 78% of Online and Other Media Services revenue during the fourth quarter of 2013 compared to 79% during the fourth quarter of 2012. The decline in our Online and Other Media Services revenue resulted from a reduction of 23% in our revenue relating to hosting online websites and digital magazines for our customers and a 22% decline in our revenue relating to our print advertising services. A weak China export market coupled with intense market competition is affecting our online and other media services revenue and in addition magazine advertising continues to be under pressure from the global shift by advertisers to alternative forms of advertising. Our Exhibitions revenue grew by 2% to $33.2 million during the three months ended December 31, 2013 compared to $32.7 million during the three months ended December 31, 2012, resulting mainly from the rescheduling of our Mumbai, India events from the third quarter 2012 to the fourth quarter of 2013, growth in booth yield from our Electronics show in our China Sourcing fairs events in Hong Kong, off-set partially by the cessation of our Global Sourcing Fairs events in China in the fourth quarter of 2013 that were held in the fourth quarter of 2012.

Total revenue declined by 15% to $197.5 million during the year ended December 31, 2013 from $231.7 million during the year ended December 31, 2012. A weakened China export market coupled with increased competition contributed to a reduced revenue yield from our customers, affecting our revenue growth negatively. In addition, the decline in the revenue of our FashionSZshow and as we absorbed more VAT in 2013 compared to 2012 reduced our revenue for the year ended December 31, 2013. Our Online and Other Media Services revenue declined by $31.5 million or 23% to $104.6 million for the year ended December 31, 2013, as compared with $136.1 million for the year ended December 31, 2012, primarily due to a 23% decline in our China market and declines in some of our Asian and US markets. The decline in our Online and Other Media Services revenue resulted from a 23% decline in both our revenue from hosting online websites and digital magazines for our customers and our print advertising services revenue. China represented 79% of Online and Other Media Services revenue for the year ended December 31, 2013 as well as for the year ended December 31, 2012. Our Exhibitions revenue declined by 4% from $88.8 million for the year ended December 31, 2012 to $85.6 million for the year ended December 31, 2013, mainly due to decline in booth sales in our China Sourcing Fairs events in Dubai, Mumbai, India, FashionSZshow and the cancellation of our June 2013 and December 2013 Global Sourcing Fairs events in Shanghai, China. The above decline was partially offset by growth in booth sales in our China Sourcing Fairs events in Sao Paolo, Brazil and our Electronics show in our China Sourcing Fairs events in Hong Kong.

Operating expenses

Sales. We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn commission as a percentage of revenue generated. The commission expenses are expensed as incurred. For online and other media services, the commission expense is incurred when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier. For exhibitions, the commission expense is incurred when the associated revenue is recognized upon conclusion of the event. Sales costs consist of operating costs for our sales departments and the commissions, marketing fees and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts.

Sales costs declined by 11% from $23.1 million during the three months ended December 31, 2012 to $20.5 million during the three months ended December 31, 2013. This was mainly attributed to the 10% decline in our revenue. In addition, during 2012, Value Added Tax (VAT) has been introduced to replace the business tax on advertising and exhibitions businesses in China. The implementation has been carried out in a phased manner starting with the Shanghai region in the first quarter and gradually to be implemented in all regions across the country. The introduction of VAT resulted in a lower China business tax expense for the fourth quarter of 2013 compared to the fourth quarter of 2012.

Sales costs declined by 23% from $80.4 million during the year ended December 31, 2012 to $62.0 million during the year ended December 31, 2013. The decline in sales costs was mainly due to a decline in sales commissions due to a 15% decline in our revenue, decline in marketing fees and by a reduction in business tax expense due to the implementation of VAT in China in a phased manner since January 2012.

Event Production. Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.

Event production costs declined from $9.7 million for the three months ended December 31, 2012 to $9.3 million for the three months ended December 31, 2013. The decline was mainly due to the cancellation of our Global Sourcing Fairs event in Shanghai, China off-set partially by the rescheduling of our Mumbai, India event from third quarter in 2012 to fourth quarter in 2013.

Event production costs declined from $26.3 million during the year ended December 31, 2012 to $24.4 million during the year ended December 31, 2013, a decline of 7%. The decline was mainly due to smaller scale China Sourcing Fairs events in Dubai and FashionSZshow and the cancellation of our June 2013 and December 2013 Global Sourcing Fairs events in Shanghai, China off-set partially by the increase in event organizing costs resulting from a higher number of booths sold in our China Sourcing Fairs events in Sao Paolo, Brazil.

Community and Content. Community and content costs consist of the costs incurred for servicing our buyer community, for marketing our products and services to the global buyer community and our content management services costs for our print publications business and online services business. Community and content costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation and magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the China Sourcing Fairs events and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs incurred for events are expensed as incurred.

Community and content costs declined by 18% from $8.6 million during the three months ended December 31, 2012 to $7.1 million during the three months ended December 31, 2013 due mainly to a reduction in our bulk circulation costs, printing charges, paper consumption for our publications business and decline in promotion costs for our trade show business. We also reduced our content management services costs.

Community and content costs decreased by 16% from $32.7 million during the year ended December 31, 2012 to $27.5 million during the year ended December 31, 2013 due mainly to the decline in bulk circulation costs, printing charges, paper consumption, promotions for our publications business and decline in promotion costs for our trade show business and our participation in third party trade shows. We also reduced our content management services costs.

General and Administrative. General and administrative costs consist mainly of corporate staff compensation, marketing costs, office rental, depreciation, communications and travel costs, foreign exchange gains/losses arising from the revaluation of monetary assets and monetary liabilities, amortization of software and intangible assets as well as the goodwill impairment charge discussed below.

We have issued share awards under two equity compensation plans (“ECP”) to former employees, consultants and employees of third party service providers after they resigned or retired from their respective employment or consultancy service. Under these two plans, the share grants vest over a five-year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the plan. There is no vesting condition other than the non-compete terms. In the second quarter of 2012, we established The Global Sources Retention Share Grant Plan II (amended effective as of May 1, 2012) to issue share awards to former employees, consultants and employees of third party service providers when they resign or retire from their respective employment or consultancy service. Under this plan, the share grants vest over a five-year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the plan. There is no vesting condition other than the non-compete terms. Under the above plans, the Company has the ability to enforce the non-compete agreement by forfeiting the unvested shares if the grantee fails to comply with the non-compete terms. We recognize the intangible asset relating to the non-compete provisions of these awards at the fair value of the respective award. The intangible asset is amortized over the non-compete period on a straight line basis. The amortization expense relating to these intangible assets is included in the general and administrative costs.

In December 2009, our subsidiary, eMedia Asia Limited, acquired a 70% interest in China International Optoelectronic Expo exhibition business. We recorded the acquired intangible assets at fair value of $5.8 million and goodwill of $2.5 million in connection with this acquisition. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs.

On April 2, 2011, our subsidiary, eMedia Asia Limited acquired a 100% interest in EDN China and EDN Asia publications business and recorded the acquired intangible assets at fair value of $1.6 million and goodwill of $2.0 million in connection with this acquisition. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs. The goodwill related to this acquisition has been fully impaired and charged to the consolidated income statement by the end of 2012 and the net book value of goodwill as of December 31, 2013, was nil.

On March 9, 2012, we acquired an 80% interest in FashionSZshow (formerly known as China (Shenzhen) International Brand Clothing & Accessories Fair) in mainland China. We recorded the acquired intangible assets at a fair value of $20.4 million, goodwill of $5.0 million and related deferred tax liabilities of $5.1 million in connection with this acquisition. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs.

On October 1, 2013, in view of the downward trend in fashion industry sector in China, the management reviewed the useful lives of the trademarks intangible assets of the FashionSZshow business and revised the useful lives of the trademark intangible assets to seven years from the original seventeen years. The effect of this change in the accounting estimate was recognized prospectively from October 1, 2013. We recorded additional amortization expense of $0.5 million during the fourth quarter of 2013 resulting from the change in accounting estimate. Annual amortization expense is expected to be higher by $1.5 million during future financial years due to this change in accounting estimate.

Due to slow down in the current economic climate in China, management noted a significant decline in booth sales for the 2013 event. Accordingly, management performed an impairment review in the second quarter of 2013 which revealed a shortfall in the future cash flows to support the recoverability of the carrying value of the FashionSZshow business. These calculations use cash flow projections by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using estimated growth rates. Based on the review, management determined that the goodwill balance relating to the FashionSZshow business was partially impaired and recorded a $2.5 million goodwill impairment charge in the general and administrative costs in the second quarter of 2013. Management performed an annual impairment review as at December 31, 2013 which revealed a slower sales trend and a further shortfall in the future cash flows to support the recoverability of the carrying value of the FashionSZshow business. These calculations use cash flow projections by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using estimated growth rates. Based on the review, management determined that there was impairment to the goodwill and intangible assets and recorded a $2.5 million goodwill impairment charge and a $3.5 million trademark intangible assets impairment charge in the general and administrative costs in the fourth quarter of 2013. The net book values of the intangible assets and goodwill relating to the FashionSZshow business as at December 31, 2013 were $13.6 million and $nil respectively.

General and administrative costs increased by 33% from $12.1 million during the three months ended December 31, 2012 to $16.1 million during the three months ended December 31, 2013, due mainly to impairment charge of intangible assets, goodwill impairment charge and the increase in amortization of intangible assets relating to our acquired FashionSZshow business discussed above, off-set partially by reductions in marketing costs, goodwill impairment charge relating to acquired EDN business in the fourth quarter of 2012 and by foreign exchange gains arising from the revaluation of monetary assets and monetary liabilities.

General and administrative costs increased by 14% from $44.3 million during the year ended December 31, 2012 to $50.3 million during the year ended December 31, 2013, due mainly to goodwill impairment charge, impairment charge of intangible assets, increase in amortization of intangible assets relating to our acquired FashionSZshow business, off-set partially by reductions in marketing costs, goodwill impairment charge relating to acquired EDN business in 2012 and foreign exchange gains arising from the revaluation of monetary assets and monetary liabilities.

Information and Technology. Information and technology costs consist mainly of payroll, office rental and depreciation costs and fees paid to third parties relating to our information and technology support services and the updating and maintenance of Global Sources Online. Information and technology costs declined marginally from $3.2 million for the three months ended December 31, 2012 to $3.1 million for the three months ended December 31, 2013 mainly due to reduction in depreciation costs.

Information and technology costs declined by 4% from $13.2 million during the year ended December 31, 2012 to $12.7 million during the year ended December 31, 2013 due mainly to reductions in depreciation costs and internet communications costs.

Non-Cash Compensation Expense. We have issued share awards under several equity compensation plans (“ECP”) to both employees and non-employees. The Company’s share awards to non-employees are share grants to consultants and to employees of third party service providers. We also recognize non-cash compensation expenses relating to the share awards granted to our directors under The Global Sources Directors Share Grant Award Plan.

The share grants to employees and non-employees vest over a six-year period on a graded vesting basis, with a percentage of shares vesting each year. The share grants have a service condition that the awardees who received the share grants must continue to provide the services during the vesting period. The awardees will receive the shares on the respective vesting dates if they continue to render services to the Company. If an awardee ceases to provide services, any shares that have not vested are forfeited.

Persons eligible to receive grants under the Global Sources Directors Share Grant Award Plan are the directors of the Company. Share grants to directors will be vested at the end of four years or in accordance with such other vesting schedule as may be determined by the Plan Committee.

The Company accelerates the vesting of share grants in the event of death of an awardee or if the Company is in liquidation or in certain cases, if there is a takeover or a change of control of the Company.

The total non-cash compensation expenses, resulting from ECP and The Global Sources Directors Share Grant Award Plan recorded by us and included under the respective categories of expenses during the both the three months ended December 31, 2013 and the three months ended December 31, 2012 were $0.6 million. The non-cash compensation expenses for the year ended December 31, 2013 and the year ended December 31, 2012 were $2.2 million and $2.4 million, respectively.

The corresponding amounts for the non-cash compensation expenses were credited to shareholders’ equity.

Profit from Sale of Property. In the second quarter of 2013, we sold 1,939.38 square meters of office space on the 46th floor of a building in Shenzhen, China known as Excellence Times Square, for a total cash consideration of approximately $19.6 million and recorded a profit on sale of property of approximately $11.0 million and related taxes of $2.3 million resulting from this transaction.

In the first quarter of 2013 we sold 9,431 square feet of office space on the 26th floor of Southmark building in Hong Kong, China, and three car parking spaces, for a total cash consideration of approximately $9.0 million and recorded a profit on sale of property of $4.5 million resulting from this transaction.

The total profit on sale of property, relating to the above two transactions, recorded by us during the year ended December 31, 2013 was $15.4 million. The above transactions are discussed in detail under the Liquidity and Capital Resources section of this document.

Profit from Operations. The total profit from operations during the three months ended December 31, 2013 was $3.9 million as compared to $10.2 million during the three months ended December 31, 2012. The decline in total profit from operations resulted mainly from decline in revenue and increase in general and administrative costs, off-set partially by declines in sales costs, event production costs and community and content costs.

The total profit from operations during the year ended December 31, 2013 was $36.1 million as compared to $35.0 million during the year ended December 31, 2012. The increase in total profit from operations resulted mainly from profit on sale of property, declines in sales costs, event production costs, information and technology costs and community and content costs off-set partially by decline in revenue and increase in general and administrative costs.

Interest Income and gain on sale of available-for sale securities. We recorded interest income of $0.4 million arising mainly from U.S. Treasury securities and term deposits placed with banks during the three months ended December 31, 2013 compared to an interest income of $0.3 million during the three months ended December 31, 2012. The growth in interest income was mainly due to the higher yield on the term deposits with the banks during the three months ended December 31, 2013. We also recorded $0.06 million gain on sale of available-for-sale securities during the three months ended December 31, 2013.

We recorded interest income of $1.5 million arising mainly from U.S. Treasury securities and term deposits placed with banks during the year ended December 31, 2013 compared to an interest income of $1.0 million during the year ended December 31, 2012. The increase in interest income was mainly due to the higher yield on the term deposits with the banks for the year ended December 31, 2013. We also recorded $0.06 million gain on sale of available-for-sale securities for the year ended December 31, 2013.

Income Taxes. Certain subsidiaries of the group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Some of our subsidiaries operate in Hong Kong SAR, Singapore, China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions.

We reported a tax provision of $0.4 million during the three months ended December 31, 2013 and of $0.7 million during the three months ended December 31, 2012.

We reported a tax provision of $4.8 million for the year ended December 31, 2013 and of $2.7 million for the year ended December 31, 2012. The increase is mainly due to the $2.3 million tax expenses relating to the sale of property in Shenzhen, China.

Net Profit Attributable to the Company. Net profit attributable to the Company declined from $11.2 million during the three months ended December 31, 2012 to $5.0 million during the three months ended December 31, 2013. The decline in net profit attributable to the Company resulted mainly from decline in revenue and increase in general and administrative costs, off-set partially declines in sales costs, event production costs, community and content costs and income tax expense.

Net profit attributable to the Company increased from $32.2 million during the year ended December 31, 2012 to $32.7 million during the year ended December 31, 2013. The increase in net profit attributable to the Company resulted mainly from profit on sale of property, declines in sales costs, event production costs, community and content costs, information and technology costs, increase in interest income and reduction in impairment loss on investment in associate, off-set partially by decline in revenue and increases in general and administrative costs and income tax expense.

Diluted Net Profit per Share. The diluted net profit per share attributable to the Company’s shareholders declined from $0.31 for the three months ended December 31, 2012 to $0.14 for the three months ended December 31, 2013. The number of shares used for the computation of net profit per share increased from 35.9 million to 36.2 million.

The diluted net profit per share attributable to the Company’s shareholders increased from $0.90 for the year ended December 31, 2012 to $0.91 for the year ended December 31, 2013. The number of shares used for the computation of net profit per share increased from 35.7 million to 36.1 million.

Liquidity and Capital Resources

We financed our activities for the year ended December 31, 2013 using cash generated from our operations and we had no bank debt as at December 31, 2013.

Net cash generated from operating activities was $31.1 million for the year ended December 31, 2013, compared to $31.3 million for the year ended December 31, 2012. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations. The majority of our customers in mainland China pay us in advance for our Online and Other Media Services business. The majority of our Exhibitions business collections are advance payments.

Receivables from sales representative organizations increased from $7.8 million as of December 31, 2012 to $10.6 million as of December 31, 2013 as the sales representatives are the process of remitting the collections to us. These collections will be transferred to our bank accounts in the coming months. The receivables from sales representative represent cash receipts from our customers, net of commissions and fees payable, and which are collected by the independent sales representatives on our behalf. These cash receipts are banked into designated bank accounts owned by the independent sales representatives in China. For credit risk management purposes, our employees are the only authorized signatories for the withdrawal of cash from these bank accounts. We have long standing relationships with a majority of these independent sales representatives, for whom there is no recent history of default in transferring the funds to us. In the long term, if our China business and our exhibition business grow as the economic climate improves, the receivables from sales representative organizations may increase.

In 2004, 2007 and 2008 we purchased office space of 9,000 square meters, 1,939.38 square meters and 6,364.50 square meters, respectively, in commercial buildings in Shenzhen China. In 2008 we also purchased office space of 22,874 square feet together with six car parking spaces in a commercial building in Hong Kong SAR. In the third quarter of 2011, we purchased office space of approximately 6,668 square meters in a commercial building in Shanghai, China at a purchase price of approximately $52.0 million, to support our continued business expansion in China. The payments for these acquisitions were funded from our internal cash resources. These buildings are situated on leasehold lands with lease periods ranging between 50 and 55 years. We record the depreciation on these assets on a straight-line basis over the remaining lease terms.

In order to reduce our exposure to potential rental cost increases, we signed a sale and purchase agreement on March 18, 2013 for the purchase of commercial property on the 21st, 22nd and 23rd floors of the Vita Tower in Hong Kong, China, which we were leasing for operational use. This comprised a total of 36,822 square feet of office space, for a total purchase consideration of approximately $23.6 million. The transaction was conducted on an arm’s length basis based on due diligence procedures performed by management to ensure that it was transacted at fair value. The transaction was completed on March 28, 2013 and the total purchase consideration was paid by us. The total cost of the purchase including the transaction costs of $24.6 million was recorded under property and equipment.

On March 18, 2013, we signed a sale and purchase agreement for the sale of office space on the 26th floor of Southmark building in Hong Kong, China, which was recorded under property and equipment, comprising a total area of 9,431 square feet, and three car parking spaces, for a total cash consideration of approximately $9.0 million. The transaction was conducted on an arm’s length basis based on due diligence procedures performed by management to ensure that it was transacted at fair value. The transaction was completed on March 28, 2013 and the full payment was received on April 2, 2013. We recorded a gain on sale of property of $4.5 million resulting from this transaction in our consolidated income statement for the three months ended March 31, 2013.

With intent to realign our real estate property holding position, we decided to dispose of one of the commercial properties that was vacant. Accordingly, on April 27, 2013, we entered into a sale and purchase agreement for the sale of 1,939.38 square meters of office space on the 46th floor of a building in Shenzhen, China known as Excellence Times Square, for a total cash consideration of approximately $19.6 million. The full payment of the purchase price was received on May 3, 2013. We recorded a gain on sale of property of $11.0 million and related taxes of $2.3 million resulting from this transaction in our consolidated income statement for the three months ended June 30, 2013. The proceeds from the sale of this property have been remitted out of China by way of capital reduction of the property owning subsidiary to the shareholding company.

Management reviewed the usage of the office space as at December 31, 2011 and again as at December 31, 2012 and, based on the Company’s intention, the portion of the properties that is designated to generate rental income in the short to medium term has been re-classified as Investment Properties. The net book value of the portion of these properties classified as Investment Properties as at December 31, 2013 and as at December 31, 2012 was $89.6 million and $97.4 million respectively. The total net book value of these office properties including the portion classified as Investment Properties and the portion classified under Property and Equipment as of December 31, 2013 and as of December 31, 2012 was $134.5 million and $122.8 million respectively. The total market value of the office properties held as of December 31, 2013 and December 31, 2012 was $229.4 million and $219.7 million respectively, based on independent valuation reports prepared by Savills Valuation and Professional Services Limited, Hong Kong. We did not record the market valuation gains as we record our Property and Equipment and Investment Properties at cost less the accumulated depreciation.

We continuously monitor collections from our customers and maintain an adequate provision for impairment of receivables. While credit losses have historically been within our expectations and the allowances established, if bad debts significantly exceed our provisions, additional provisions may be required in future.

We invest our excess cash in term deposits with commercial banks, U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business.

Generally, we hold securities with specified maturity dates such as Treasury Bills until their maturity. We invest excess cash on hand in U.S. Treasury Bills, in term deposits with major banks and available-for-sale securities to generate interest income. The market values of U.S. Treasury Bills, term deposits with banks and other available-for-sale securities as at December 31, 2013 were $13.2 million, $98.1 million and $6.4 million, respectively compared to the market values of U.S. Treasury Bills, term deposits with banks and other available-for-sale securities as at December 31, 2012 of $13.3 million, $76.3 million and $7.5 million, respectively. We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price or for other speculative purposes. Our objective is to invest to support our capital preservation strategy.

We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at December 31, 2013, the unutilized amount under this facility was approximately $0.6 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at December 31, 2013, such guarantee amounted to $0.003 million.

We did not recognize deferred income tax assets of $9.1 million in respect of losses as at December 31, 2013 that can be carried forward against future taxable income as the losses arose from dormant and/or loss-making subsidiaries whereby the realization of the related tax benefit through future taxable profits is not probable.

During the first quarter of 2007, we entered into a number of venue license agreements for our exhibition events amounting to $44.4 million in payments over five and a half years. In 2010, we entered into a number of venue license agreements for our exhibition events amounting to a gross value of approximately $20.0 million in payments over four to five years. Subsequently, we signed supplemental agreements for additional space, increasing the total amount to $20.7 million. In 2012 we signed additional agreements for a total amount of $21.4 million. The above agreements are cancelable under force majeure or other specified conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As of December 31, 2013, we have paid approximately $53.1 million in aggregate under these agreements.

On February 4, 2008, our board of directors authorized a program to buy back up to $50.0 million of common shares. We may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate us to buy back any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As of December 31, 2013, we have not bought back any of our shares under this program.

In March 2012, we acquired an 80% interest in Haoji Group Limited which, through a subsidiary incorporated in Hong Kong, owns 100% of Huanyu Shishang Exhibition (Shenzhen) Co., Ltd, a company incorporated in China, that organizes and hosts the FashionSZshow (formerly known as China (Shenzhen) International Brand Clothing & Accessories Fair), one of the largest fashion shows in Asia, for a total consideration of up to approximately $17.0 million, comprising an initial cash consideration of approximately $12.7 million that was paid upon completion of the transaction, and an additional cash consideration of approximately $4.3 million that was paid in February 2013 upon certain performance related conditions having been fulfilled. During the second quarter of 2013, management performed an impairment review which revealed a shortfall in the future cash flows to support the recoverability of the FashionSZshow business. Based on the review, we recorded a $2.5 million goodwill impairment charge in the general and administrative costs in the second quarter of 2013. Management performed an annual impairment review as at December 31, 2013 which revealed a slower sales trend and further shortfall in the future cash flows to support the recoverability of the carrying value of the FashionSZshow business. Based on the review, we recorded a $2.5 million goodwill impairment charge and a $3.5 million trademark intangible assets impairment charge in the general and administrative costs in the fourth quarter of 2013. In addition, on October 1, 2013, the management reviewed the useful lives of the trademarks intangible assets of the FashionSZshow business taking into account the downward trend in the fashion industry sector in China and revised the useful lives of the trademark intangible assets to seven years from original seventeen years. The effect of this change in the accounting estimate was recognized prospectively from October 1, 2013. We recorded additional amortization expense of $0.5 million during the fourth quarter of 2013 resulting from the change in accounting estimate. The net book values of the intangible assets and goodwill relating to the FashionSZshow business as at December 31, 2013 were $13.6 million and $nil, respectively.

The Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (the “SIMM Events”) currently consist of two groups of co-located trade shows: (a) the Shenzhen International Machining Automation Exhibition and (b) the Shenzhen International Metal Forming Machine Tool & Mould Exhibition (collectively, the “Group A SIMM Events”); and (b) the Shenzhen International Metal Cutting Machine Tool Exhibition (the “Group B SIMM Events”). We have entered into an agreement in April 2013 to acquire a 70% interest in the Group A SIMM Events and a 56% interest in the Group B SIMM Events, for a total consideration of approximately $16.6 million. We paid an initial deposit of $2.1 million in the third quarter of 2013. The balance cash consideration of $14.5 million is payable in several installments over next four years upon certain conditions being fulfilled. In addition, there is a potential obligation to pay not more than approximately $1.2 million for transaction cost, which will be expensed upon payment. We expensed $0.2 million legal and other costs relating to this acquisition in 2013.

In order to reduce our exposure to potential rental cost increases, and to secure office space for our continued and uninterrupted operational use, we have signed a sale and purchase agreement on January 20, 2014 for the purchase of commercial property on the eighth floor of No. 1 Sims Lane, Singapore, with a total gross floor area of approximately 22,496.50 square feet, together with appurtenant roof top accessory lots above the eighth floor which we currently leases for operational use for a total consideration of approximately $13.1 million. The transaction has been completed on February 10, 2014 and the total purchase consideration has been paid by us.

On March 11, 2014, our board of directors authorized the repurchase of up to 5,000,000 of our issued and outstanding common shares by tender offer at a purchase price of $10.00 per share. The total purchase consideration for this tender offer will be up to $50.0 million. We expect to fund this share repurchase from our cash balance on hand. The offer is expected to commence before the end of April 2014 and is expected to be completed by the end of May 2014. We will hold the repurchased shares as treasury shares.

We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital needs, capital expenditure requirements and cash commitments for the next 12 months. However, looking to the long term, we may raise additional share capital, or sell debt securities, or obtain credit facilities as and when required to further enhance our liquidity position, and an issue of additional shares could result in dilution to our shareholders.

Recent Accounting Pronouncements

The following recent accounting pronouncements are applicable for accounting periods beginning on January 1, 2013:

i.	IFRS 13, “Fair value measurement”
ii.	IFRS 10, ‘Consolidated financial statements’
iii.	IFRS 11, ‘Joint arrangements’
iv.	IFRS 12, ‘Disclosures of interests in other entities’
v.	IAS 19 (revised), ‘Employee benefits’
vi.	Amendment to IAS 1, "Financial statement presentation"

The following recent accounting pronouncements are applicable for accounting periods beginning on January 1, 2014:

i.	Amendment to IAS 36, ‘Impairment of assets’

The following recent accounting pronouncement is applicable for accounting periods beginning after the final standard is announced and comes into effect:

i.	IFRS 9, “Financial instruments”

The above accounting pronouncements are discussed in detail in the following paragraphs:

IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and U.S. GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or U.S. GAAP. We adopted IFRS 13 prospectively for the accounting period beginning on 1 January 2013 and this standard does not have a significant impact on our Group’s financial statements.

IFRS 10, ‘Consolidated financial statements’ builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. We adopted IFRS 10 for the accounting period beginning on 1 January 2013 and the adoption of this standard does not have a significant impact on our Group’s financial statements.

IFRS 11 replaces the guidance on ‘Joint ventures’ in IAS 31 - Interests in Joint Ventures and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. The new standard introduces a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. The new standard requires that joint ventures be accounted for under the equity method thus eliminating the option to proportionally consolidate such ventures. We adopted IFRS 11 for the accounting period beginning on 1 January 2013 and there was no impact on our Group’s financial statements upon adoption, and its effects on future periods will depend on the nature of and significance of joint arrangements subject to this standard.

IFRS 12, ‘Disclosures of interests in other entities’ includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. We adopted IFRS 12 for the accounting period beginning on 1 January 2013 and the adoption of this standard does not have a significant impact on our Group’s financial statements as it affects only the disclosures.

IAS 19, ‘Employee benefits’ was amended in June 2011. The requirements of the standard are as follows: to eliminate the corridor approach and recognize all actuarial gains and losses in other comprehensive income as they occur; to immediately recognize all past service costs; and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). We adopted IFRS 19 for the accounting period beginning on 1 January 2013 and the adoption of this standard does not have a significant impact on our Group’s financial statements.

Amendment to IAS 1, "Financial statement presentation" is regarding other comprehensive income. It requires items presented in other comprehensive income to be separated into two groups, based on whether or not they may be recycled to profit or loss in the future. We adopted amendment to IAS 1 for the financial year beginning on 1 January 2013. The amendment to IAS 1 has no impact on the statement of financial position.

Amendment to IAS 36, ‘Impairment of assets’ on recoverable amount disclosures. This amendment addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. We adopted Amendment to IAS 36 for the accounting period beginning on January 1, 2014 and the adoption of this standard is not expected to have a significant impact on our financial statements.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The transitional provisions governing the switch to IFRS 9 have changed as a result of amendments to IFRS 9 and IFRS 7 – Mandatory Effective Date and Transition Disclosures. These amendments have postponed the date for mandatory first-time adoption to accounting periods beginning on or after January 1, 2018. Accordingly, we will adopt IFRS 9 when it becomes applicable. The Group will assess the impact on the Group's financial statements, if any, when the final standard is announced.

Qualitative and Quantitative Disclosures about Market Risk

During the year ended December 31, 2013 and the year ended December 31, 2012, we have not engaged in foreign currency hedging activities.

In the year ended December 31, 2013 and the year ended December 31, 2012, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

Forward-looking Statements

Except for any historical information contained herein, the matters discussed in this report contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “predict,” “strategy,” “forecast,” “will” and similar terms and phrases, including references to assumptions.

These forward-looking statements include current trend information, projections for deliveries, business growth strategies and plans, projected capital expenditure, expansion plans and liquidity. These forward looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this report on Form 6-K. These risks include but are not limited to: product demand; customer satisfaction and quality issues; labor disputes; competition, changes in technology and the marketplace; our ability to achieve and execute internal business plans; the success of our business partnerships and alliances; worldwide political instability and economic growth; changes in regulatory and tax legislation in the countries in which we operate; and the impact of any weakness in the currencies in Asia in which we operate.

In addition to the foregoing factors, certain other risks and uncertainties, which could cause actual results to differ materially from those expected, estimated or projected can be found in the section “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report on Form 6-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this report.